Filed pursuant to Rule 253(g)(2)

File No. 024-12682

OFFERING CIRCULAR SUPPLEMENT NO. 3

DATED: AUGUST 7, 2026

FRONTIERAS NORTH AMERICA, INC.

1000 Main Street Suite 2300, Houston, TX 77002

(602) 509-0950

www.frontieras.com

This document supplements, and should be read in conjunction with, the offering circular constituting Post-Qualification Amendment No. 2, qualified on June 30, 2026 (the "Offering Circular"), of Frontieras North America, Inc. Unless otherwise defined in this supplement, capitalized terms shall have the same meanings as in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this Supplement No. 3 is to increase the offering price from $9.01 per share to $9.87 per share. The following sections of the Offering Circular are amended and restated to reflect this price change:

COVER PAGE

Frontieras North America, Inc. (herein referred to as "we," "us," "our," and the "Company") has qualified an aggregate of 8,081,635 shares of its non-voting Class C common stock (the "Shares") for sale under the Offering, subject to a Maximum Offering Amount of $74,999,997.29 (the "Maximum Offering Amount"). The Company will charge investors an Investor Processing Fee of 3% of investment amounts, up to $80 per transaction. As of July 31, 2026, 3,802,072 of the qualified Shares had been sold. The Shares offered by this Supplement No. 3 are the 4,279,563 qualified Shares that remain unsold and can be sold within the Maximum Offering Amount.

The purpose of this Supplement No. 3 to our Offering Circular is to increase the price per Share offered from $9.01 to $9.87. Based on the Company's capitalization as of July 31, 2026, the Company is offering up to 4,279,563 remaining Shares at $9.87 per Share, for up to a remaining $42,239,286.81 in proceeds from the sale of Shares and up to $1,267,178.60 in Investor Processing Fees. The minimum purchase per investor is 137 Shares ($1,352.19), plus a 3% Investor Processing Fee. All sales of Class C Common Stock will be made at a fixed price of $9.87 per Share. There is no existing trading market for the Class C Common Stock, and this offering is not an "at the market" offering within the meaning of Rule 253(d)(3)(ii) of Regulation A.

	Price to Public	Underwriting, discount and commissions (1)	Proceeds to Issuer before expenses
Per Share (2)	$9.8700	$0.4442	$9.4259
Investor Processing Fee (2)	$0.2961	$0.0133	$0.2828
Per Share with Processing Fee	$10.1661	$0.4575	$9.7086
Minimum Purchase (137 Shares)	$1,352.19	$60.85	$1,291.34
Minimum with Processing Fee	$1,392.76	$62.67	$1,330.08
Maximum Offering (per Supplement) (3)	$43,506,465.41	$1,957,790.94	$41,548,674.47

Per Share amounts are displayed to the nearest ten-thousandth of a dollar. All other amounts are displayed to the nearest penny.

(1) The Company has engaged DealMaker Securities, LLC, a FINRA/SIPC registered broker-dealer ("Broker") and its affiliates, to perform broker-dealer administrative and compliance related functions in connection with this offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. Previously, there have been payments of accountable expenses to the Broker and affiliates totaling $55,000.  We pay $10,000 per month for marketing, advisory, and technology management fees not to exceed $90,000. In addition, we will pay up to $1,125,000 for supplemental marketing and media management services. The Broker will also receive up to 4.5% of the amount raised from the sale of Shares in this Offering. The total underwriting compensation associated with the Offering is $4,644,999.88 and will be unchanged by this price increase, because the Maximum Offering Amount is a fixed dollar amount. Commissions of approximately $1,739,350.99 earned on Share sales through July 31, 2026 are included within that maximum.

(2) Each investor will be required to pay an Investor Processing Fee to the Company at the time of subscription to help offset transaction costs equal to 3.0% of the subscription price per Share, up to a maximum fee of $80 per transaction. No Shares will be issued in consideration for the Investor Processing Fee. The Broker and its affiliates will receive compensation on this fee. The Investor Processing Fee will be counted towards the Maximum Offering Amount and the individual investor limitations for non-accredited investors. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all. See "Plan of Distribution" for more details.

(3) As of July 31, 2026, the Company has sold 3,802,072 Shares under the Regulation A offering for gross proceeds of $30,556,570, comprising $29,956,254 in Share proceeds and $600,316 in Investor Processing Fees collected. All previously sold Shares count against the Maximum Offering Amount. The remaining 4,279,563 Shares are available for sale at the new price of $9.87 per Share. Remaining proceeds include up to approximately $42,239,287 from Share sales and up to $1,267,179 in Investor Processing Fees, calculated without application of the $80 transaction cap.

Generally, no sale may be made to you if the aggregate purchase price exceeds 10% of the greater of your annual income or net worth. Different rules apply to accredited investors. See Rule 251(d)(2)(i)(C) of Regulation A. For general information: www.investor.gov.

Our securities are not listed on any exchange and there is no established trading market.

This is a Tier 2 Regulation A offering.

THE SEC DOES NOT PASS UPON THE MERITS OF OR APPROVE ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This offering involves significant risks. See "Risk Factors" in the Offering Circular.

DILUTION

The following table updates the dilution disclosure from the Offering Circular to reflect the new offering price of $9.87 per Share applied hypothetically across the total offering, compared to $9.01 per Share in the Offering Circular.

Net Tangible Book Value (NTBV) per Share

As of March 31, 2026, the Company had issued an aggregate of 252,848,714 Shares that carry economic rights (Class A and Class C; Class B Common Stock carries no economic rights), consisting of 250,425,440 shares of Class A Common Stock and 2,423,274 shares of Class C Common Stock. NTBV of $2,677,774 is as of September 30, 2025, the most recent audited date. The share count above is used as the baseline for this dilution analysis and is stated as reported in Note 5 to, and in the statement of changes in stockholders' equity included in, the unaudited interim financial statements in the Company's Form 1-SA for the period ended March 31, 2026. NTBV is anchored to the September 30, 2025 audited financial statements.

The economic Share count used in the dilution disclosure in the Offering Circular was 252,804,269. That figure paired a September 30, 2025 Class A Common Stock count with a March 31, 2026 Class C Common Stock count, and therefore omitted 44,445 shares of Class A Common Stock issued in March 2026 in the Company's concurrent Rule 506(b) private placement. Including these shares changes the total economic Share count after the Offering at the maximum from 260,181,729 to 260,226,174.

Offering Assumptions: Public offering price of $9.87 per Share across the total offering. Investors also pay a 3% Investor Processing Fee on their investment amount, capped at $80 per transaction. Net proceeds after deduction for offering costs per the Plan of Distribution. Whole Shares only; no fractional Shares issued.

	$25,000,000 Raise	$50,000,000 Raise	$75,000,000 Raise
Price per Share	$9.87	$9.87	$9.87
Total Cost per Share	$10.1661	$10.1661	$10.1661
Total Investor Proceeds (1)	$24,999,995.31	$49,999,990.63	$74,999,996.11
Less: Investor Processing Fees	($728,155.20)	($1,456,310.41)	($2,184,465.91)
Less: Commission (4.5%)	($1,124,999.79)	($2,249,999.58)	($3,374,999.82)
Less: Other Offering Costs (2)	($8,660,000.00)	($17,000,000.00)	($26,000,000.00)
Net Offering Proceeds	$14,486,840.32	$29,293,680.64	$43,440,530.38
NTBV Pre-financing as of Sep 30, 2025 (audited)	$2,677,774.00	$2,677,774.00	$2,677,774.00
NTBV Post-financing	$17,164,614.32	$31,971,454.64	$46,118,304.38
Economic Shares Before Offering	252,848,714	252,848,714	252,848,714
New Shares Issued (3)	2,459,153	4,918,306	7,377,460
Total Economic Shares Post-Offering	255,307,867	257,767,020	260,226,174
NTBV per Share Before Offering	$0.0106	$0.0106	$0.0106
NTBV per Share After Offering	$0.0672	$0.1240	$0.1772
Increase per Share to Existing Shareholders	$0.0566	$0.1134	$0.1666
Dilution per Share to New Investors	$9.8028	$9.7460	$9.6928

NTBV amounts are stated on the September 30, 2025 audited basis and the share count is stated on the March 31, 2026 basis. The Company's Form 1-SA for the period ended March 31, 2026 reports unaudited total stockholders' equity of $9,227,540 at that date. Applying that figure instead of the audited September 30, 2025 amount, against the same March 31, 2026 share count, would produce net tangible book value per Share before the Offering of $0.0365 and would reduce the dilution per Share to new investors shown above to approximately $9.7771, $9.7206 and $9.6676 respectively. The audited basis is retained above for consistency with the Offering Circular. Per Share amounts are displayed to the nearest ten-thousandth of a dollar. All other amounts are displayed to the nearest penny.

(1) Total Investor Proceeds reflect the all-in cost paid by investors of $10.1661 per Share, consisting of the $9.87 offering price plus the 3% Investor Processing Fee of $0.2961 per Share. The maximum number of Shares at each offering level is determined by dividing the applicable offering level by $10.1661 and taking the whole-share result. Broker-dealer commission of 4.5% is assessed on total investor proceeds, including the Investor Processing Fee. Investor Processing Fees are collected from investors and remitted to the Company to offset third-party payment processing costs paid directly by the Company. Accordingly, Investor Processing Fees are deducted in the table above rather than treated as offering proceeds. Figures are calculated without application of the $80 transaction cap.

(2) In addition to the 4.5% commission it will receive on all proceeds, DealMaker Securities LLC and its affiliates will or have received: (i) $25,000 prepaid for Premium Video Services; (ii) up to $30,000 in account management compensation payable prior to qualification; (iii) $2,000 per month payable to Dealmaker. up to a maximum of $24,000; (iv) $8,000 per month payable to DealMaker Reach, LLC up to a maximum of $72,000 following commencement of the Offering; and (v) up to $1,125,000 for media management services. Those amounts total $1,270,000 and are included in Other Offering Costs in the table above. Other Offering Costs comprise all expenses of the Offering other than the 4.5% commission, which is deducted separately above, and include the amounts payable to the Broker and its affiliates described above together with marketing and advertising, legal, audit, technology and other offering costs. The amount shown at the $25,000,000 level reflects offering costs actually incurred. The amounts shown at the $50,000,000 and $75,000,000 levels reflect current projections.

Ownership Dilution (Maximum Offering)

	Shares	% Ownership
Existing Stockholders with economic rights (March 31, 2026)	252,848,714	97.16%
New Investors (Maximum Offering)	7,377,460	2.84%
Total	260,226,174	100.00%

This table excludes: (i) 500,000 options granted in August 2025 to executive management; and (ii) the balance of 49,500,000 Shares from the 50,000,000-share stock option plan adopted in July 2025 that, except for the granted options described in clause (i), is unissued as of the date of this Supplement No. 3. Any future awards, issuances or exercises would cause additional dilution and are not reflected here.

Comparison with Prior Sales (price per Share paid)

The following shows prices paid by investors in prior rounds, stated as gross subscription prices rather than issuer net proceeds. Gross Proceeds in this table is Price multiplied by Shares and excludes Investor Processing Fees, consistent with the convention used in the Offering Circular.

Financing Round	Approx. Shares	Gross Proceeds	Price/Share
Rule 506(b) Reg D (2022-2023)	170,000	$850,000	$5.00 (post-split)
Rule 506(b) Reg D (2024-2025)	209,995	$1,259,970	$6.00
Reg CF (2024-2025, closed April 2025)	714,695	$4,519,978	$6.32 avg
Reg CF (2025, closed November 2025)	124,261	$836,277	$6.73
Rule 506(b) Reg D (2026) (1)	59,260	$400,001	$6.75
Reg A (through July 31, 2026)	3,802,072	$29,956,254	$7.88 avg
Reg A remaining available at $9.87	4,279,563	Up to $42,239,287	$9.87

(1) The Rule 506(b) Reg D (2026) row reflects sales of Class A Common Stock, not Class C Common Stock, in the Company's concurrent private placement commenced February 11, 2026. The Company sold an aggregate of 59,260 shares of Class A Common Stock at $6.75 per share in March 2026 and June 2026 for aggregate gross proceeds of $400,001. Of those shares, 44,445 were issued in March 2026 for gross proceeds of $300,001, as reported in the statement of changes in stockholders' equity in the Company's Form 1-SA for the period ended March 31, 2026, and are included in the 252,848,714 economic Shares outstanding at March 31, 2026 used as the dilution baseline above. The remaining 14,815 shares were issued in June 2026 for gross proceeds of $100,000 and are not included in that baseline. This private placement is conducted separately from the Offering and the Class A Common Stock sold in it is a different class of security from the Shares offered by this Supplement No. 3.

Prior Sales at Lower Prices

As of July 31, 2026, the Company has sold 3,802,072 Shares under this Offering at prior prices ranging from $7.38 to $9.01 per Share, for a weighted-average issuance price of approximately $7.88 per Share. The dilution calculations above hypothetically assume all Shares are sold at the new price of $9.87 per Share ($10.1661 investor total cost). Investors who purchased Shares at prior prices experienced dilution at those lower prices and are not shown in the table above. Investors purchasing at $9.87 will experience the dilution shown in the table.

For complete dilution disclosure, including future dilution sources, see "Dilution" beginning on page 19 of the Offering Circular.

RISK FACTORS

The following risk factors from the Offering Circular are amended to reflect the new offering price of $9.87 per Share:

The offering price was arbitrarily determined and is not the result of arm's-length negotiation.

The $9.87 per Share price was set by our Board in its sole discretion, having been increased from $7.38 per Share at the time of initial qualification to $7.77 per Share pursuant to Supplement No. 1, subsequently to $8.48 per Share pursuant to Supplement No. 2, and subsequently to $9.01 per Share pursuant to Post-Qualification Amendment No. 2, after considering factors such as capital needs, comparable private-market transactions and desired post-money ownership percentages.

The $9.87 per Share price represents an increase of $0.86 per Share, or approximately 9.5%, from the $9.01 per Share price established in the Offering Circular qualified June 30, 2026. In determining to increase the offering price, our Board considered the Company's capital requirements, comparable private market transactions, desired post-money ownership percentages, continued subscription activity at prior offering prices, and progress made toward key project agreements advancing development of the Company's initial facility in Mason County, West Virginia. That progress consists of late stage negotiations for key engineering and construction arrangements and third parties regarding feedstock supply and offtake, but at this time no definitive agreement has been executed with respect to these particular arrangements, and there can be no assurance that any such negotiations will result in an executed agreement or, if executed, that any agreement will be on terms favorable to the Company or will be performed. The Board did not obtain a valuation opinion, did not apply any specific valuation methodology, and did not attribute any particular value to any prospective arrangement in setting the revised price. The Company has not recognized any revenue and remains a pre-revenue development stage company. The offering price has increased from $7.38 per Share at initial qualification to $9.87 per Share under this supplement, a cumulative increase of approximately 33.7%, during a period in which the Company generated no revenue.

The price bears no direct relationship to book value, assets, earnings or any established trading market. As a result, purchasers in this Offering could pay a price significantly higher than the intrinsic value of the Shares on the date of purchase.

Investors will experience immediate and substantial dilution.

The net tangible book value of the Company as of September 30, 2025 was approximately $2,677,774, or $0.0106 per outstanding economic Share. After giving effect to the sale of Shares at $9.87 per Share up to the Maximum Offering Amount, and after deducting the Broker's 4.5% commission, the Investor Processing Fees collected and other offering expenses, our net tangible book value would increase to approximately $46,118,304, or approximately $0.1772 per Share. That represents an immediate increase of approximately $0.1666 per Share to existing shareholders and immediate dilution of approximately $9.6928 per Share to new investors, which is approximately 98.20% of the offering price. This maximum case assumes the sale of 7,377,460 Shares, which is the number of Shares the Maximum Offering Amount will purchase at $9.87 per Share plus the 3% Investor Processing Fee. It is not the 8,081,635 qualified Shares, because at the increased price the Maximum Offering Amount would be reached before all qualified Shares were sold. See "Dilution" for a detailed calculation.

Even if we complete a public offering, our share price could be extremely volatile and decline significantly.

Newly listed development-stage energy companies often experience wide price swings due to limited float, small analyst coverage and sensitivity to project milestones. If negative news, such as construction delays, cost overruns or an offtake-contract termination, emerges shortly after listing, the market price could fall well below the IPO price and below the US $9.87 per Share you pay in this Offering. Thin trading volume may exaggerate price moves, making it difficult to exit a position without materially affecting the market.

All other risk factors in the Offering Circular remain applicable. Investors should review "Risk Factors" beginning on page 10 of the Offering Circular.

PLAN OF DISTRIBUTION

Based on the Company's capitalization as of July 31, 2026, the Company had up to 4,279,563 remaining Shares of its non-voting Class C Common Stock at a price of $9.87 per Share. In addition to the Share purchase price, each investor will be charged the Investor Processing Fee of 3% of the investment amount, capped at $80 per investor. The Investor Processing Fee is not part of the per-share price, is not paid to the broker-dealer as securities compensation, and is not retained by the Company as offering proceeds. Rather it is applied to offset third party payment processing costs incurred in connection with the Offering.

Minimum Purchase; Processing Fee Waiver

The minimum individual investment is 137 Shares ($1,352.19, excluding any Investor Processing Fee), or $1,392.76 including the Investor Processing Fee calculated without application of the $80 transaction cap. The Company may waive the Investor Processing Fee in its discretion for any investor or class of investors.

Administrative and Compliance Related Functions. The Broker will provide administrative and compliance related functions in connection with this Offering. For these services, we have agreed to pay the Broker a cash commission equal to four and one-half percent (4.5%) of all proceeds of the Offering, including amounts collected as Investor Processing Fees. Applied to the 4,279,563 remaining Shares at the new price of $9.87 per Share, that commission would not exceed $1,957,790.94 if the remaining Shares are fully subscribed. Commissions of approximately $1,739,350.99 have been earned on Share sales through July 31, 2026.

Technology Services. The Company has engaged DealMaker, an affiliate of the Broker, to create and maintain the online subscription processing platform for the Offering. For these services, we have agreed to pay compensation of $2,000 per month up to a maximum of $18,000 following commencement of the Offering.

Marketing and Advisory Services. The Company has engaged DealMaker Reach, LLC ("Reach"), an affiliate of the Broker, for certain marketing advisory and consulting services. We have paid Reach $25,000 prepaid for Premium Video Services pursuant to the Premium Video Services Agreement dated February 19, 2026. We have agreed to pay compensation of $8,000 per month up to a maximum of $72,000 following commencement of the Offering. For media management services, we have agreed to a budget of up to $1,125,000 to be used on a case-by-case basis at the Company's discretion.

Account Management. A maximum of $30,000 in account management compensation is payable prior to qualification of the offering containing the services, in the form of advances against accountable expenses anticipated to be incurred and refundable to the extent not actually incurred.

The maximum compensation to be paid to Broker and affiliates is $4,645,000 of the Offering proceeds. That maximum is unchanged by this price increase because the Maximum Offering Amount is a fixed dollar amount and the Broker's commission is calculated as a percentage of proceeds. Commissions of approximately $1,739,350.99 earned on Share sales through July 31, 2026 are included within that maximum.

For complete details on broker compensation, administrative services, technology services, marketing services, investor qualification standards, and subscription procedures, see "Plan of Distribution" beginning on page 26 of the Offering Circular.